UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-31588

CUSIP Number: 203900105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable .

PART I – REGISTRATION INFORMATION

Communication Systems, Inc. (“Registrant”)
Full Name of Registrant

Not applicable
Former Name if Applicable

213 South Main Street
Address of Principal Executive Office

Hector, Minnesota 55342
City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject Form 10-Q will be filed on or before the fifth business day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

Prior to the date hereof the Company has been unable to complete and file Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 20, as well as its Annual Report on Form 10-K for the twelve months ended December 31, 2006 (the “2006 Reports”). Filing of the 2006 Reports was delayed due to issues and uncertainties arising from a civil investigation of the Company’s JDL Technologies subsidiary being conducted by the U.S. Department of Justice (“DOJ”) and accounting and internal control issues related to and within JDL Technologies. The Company today filed the 2006 Reports. Further information regarding the JDL related issues that delayed the filing of the 2006 Reports is presented under Item 1(c)1(iii) and under Item 9A of the Company’s Report on Form 10-K for the twelve months ended December 31, 2006, which information is incorporated herein by reference.

Prior to the date hereof the Company has been unable to address the preparation and filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2007 without unreasonable effort and expense until it resolved JDL related accounting and internal control issues that delayed the filing of the 2006 Reports. Because it has only recently resolved such accounting and internal control issues, the filing of its Form 10-Q Report the period ended March 31, 2007 will be delayed approximately three weeks.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Paul N. Hanson	(320) 848-6231

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☐ No

All such reports have been filed, but the Report on Form 10-K for the twelve months ended December 31, 2006 does not include the information required under Part III of Form 10-K. Such information will be filed on or about May 21, 2007.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   Communication Systems, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2007

By:	/s/ Paul N. Hanson
Its: Vice President – Finance and Chief Financial Officer